Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

TYSABRI® MULTIPLE SCLEROSIS CLINICAL TRIAL HOLD LIFTED BY FDA;
BIOGEN IDEC AND ELAN TO RESUME CLINICAL TRIAL DOSING IN MS

Cambridge, MA and Dublin, Ireland - February 15, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc. (NYSE: ELN) announced today that the Food and Drug Administration (FDA) informed the companies that they have removed the hold on clinical trial dosing of TYSABRI® (natalizumab) in multiple sclerosis (MS) in the U.S. The companies expect to begin an open label, multi-center safety extension study of TYSABRI monotherapy in the U.S. and internationally in the coming weeks. Patients who previously participated in the Phase III MS program are eligible for entry.

Biogen Idec and Elan had previously voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials based on reports of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Biogen Idec and Elan completed a comprehensive safety evaluation of more than 3,000 TYSABRI patients in collaboration with leading experts in PML and MS. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

On September 26, 2005 the companies announced that they submitted a supplemental Biologics License Application to the FDA. Subsequently, the FDA designated TYSABRI for Priority Review. The FDA grants Priority Review status to products that are considered to be potentially significant therapeutic advancements over existing therapies that address an unmet medical need. Based on the FDA’s designation of Priority Review for TYSABRI in MS, the companies anticipate action by the Agency approximately six months from the submission date, or by late March 2006. The FDA’s Peripheral and Central Nervous System Drugs Advisory Committee will review TYSABRI on March 7 and 8, 2006.

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About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan
 Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the initiation of clinical studies of TYSABRI in MS. The initiation of clinical studies is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies current expectations include the risk that concerns may arise from additional data or analysis or that the companies may encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise

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